Exhibit 12.1

Seagate Technology and Its Predecessor

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Seagate Technology (1)
	Fiscal Year Ended June 30, 2006						Fiscal Year Ended
	Actual		Pro Forma (2)		Supplemental Pro Forma (3)		July 1, 2005		July 2, 2004		June 27, 2003		June 28, 2002
Earnings:
Income before income taxes	$924		$872		$522		$732		$428		$660		$239
Add back fixed charges:
Interest expense	39		90		125		45		42		44		69
Amortization of debt discount and debt issuance costs	2		3		(6)		3		3		3		8
Interest portion of rent expense	6		6		13		6		8		7		7

Adjusted earnings	$971		$971		$654		$786		$481		$714		$323

Total fixed charges	$47		$99		$132		$54		$53		$54		$84
Ratio of earnings to fixed charges	20.7	x	9.8	x	5.0	x	14.5	x	9.1	x	13.2	x	3.9	x

(1)	For purposes of calculating ratios, earnings consist of the sum of (i) income before income taxes; (ii) interest expense; (iii) amortization of debt discount and debt issuance costs; and (iv) interest portion of rent expense. Fixed charges consist of items (ii) through (iv).

(2)	The calculation of the pro forma ratio assumes a blended interest rate on the notes offered hereby, with the notes outstanding from July 2, 2005. Because a portion of the proceeds of the notes will be used to redeem the $400 million aggregate principal amount of Seagate HDD’s outstanding 8.0% senior notes due 2009, the pro forma ratio gives effect to such redemption as if it had occurred on July 2, 2005.

(3)	The supplemental pro forma ratio of earnings to fixed charges gives effect to the events described in note (2) above as well as the impact of the acquisition of Maxtor as reflected in the combined pro forma statement of operations for the fiscal year ended June 30, 2006 included in Seagate’s Current Report on Form 8-K filed with the SEC on September 12, 2006.